UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39034

BELLUS HEALTH INC.

(Translation of registrant’s name into English)

275 Armand-Frappier Blvd.

Laval, Québec

H7V 4A7

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

INCORPORATION BY REFERENCE

On November 14, 2022, the Registrant entered into an Open Market Sale AgreementSM with Jefferies LLC, a copy of which is attached hereto as Exhibit 99.1, and which is incorporated by reference to the Registrant’s Registration Statement on Form F-10 (File No. 333-267106), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.

Date: November 14, 2022	By:	/s/ Ramzi Benamar
		Name:	Ramzi Benamar
		Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Open Market Sale AgreementSM, by and between the Registrant and Jefferies LLC, dated November 14, 2022.